Exhibit 99.1

SYSTEMS XCELLENCE ANNOUNCES 2007 FIRST QUARTER FINANCIAL RESULTS

Lisle, Illinois, May 3, 2007, Systems Xcellence, Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), announces its financial results for the three-month period ended March 31, 2007 (“Q1 2007”). Financial references are in U.S. dollars unless otherwise indicated.

First Quarter (Q1) Fiscal 2007 Highlights:
•	Total revenue increased organically 26% to $24.3 million from $19.3 million in Q1 2006
•	Revenue from recurring sources represented 74% of revenues or $17.9 million
•	Transaction processing revenue, which is the primary driver of recurring revenue, increased 58% to $13.8 million from $8.8 million in Q1 2006
•
Adjusted earnings before interest, taxes, depreciation, amortization and certain one-time charges (adjusted EBITDA1) increased to $6.3 million, or 26% of revenue, from $5.9 million, or 31% of revenue in Q1 2006

•	Net income before income taxes was $5.4 million, up from $3.7 million in Q1 2006
•	Book of Business[1] increased to $224 million at March 31, 2007, up from $201 million at December 31, 2006, and up from $141 million at March 31, 2006
•	Signed multi-year renewal agreements with MemberHealth and Catalyst Rx
•	Appointed William J. Davis, CFO of Allscripts, to the Board of Directors
•	Received the Pharmacy Benefit Management Institute’s 2007 Rx Benefit Innovation Award for RxPortal™

“Strong organic growth in Q1 was driven by increased activity in our higher margin transaction processing business,” said Gordon S. Glenn, Chairman and CEO at SXC. “In January, we ‘went live’ on substantial contracts with the Georgia Department of Community Health and Kroger Corporation who are now our largest customers in the State Medicaid and employer group markets, respectively. These new customer relationships reflect the maturity and growing acceptance of our business model in the pharmacy benefits marketplace as well as our ability to scale our operations to meet the processing demand from such marquee organizations. With the on-going investment in our products, personnel and capacity, we are well positioned to increase market share in our core healthcare payer markets while further capitalizing on new State Medicaid, employer group and long-term care opportunities.”

First Quarter Fiscal 2007 Financial Review
Total revenue for Q1 2007 was $24.3 million, an increase of $5.0 million, or 26%, from $19.3 million in Q1 2006. Q1 revenue growth was driven primarily by an increase in transaction processing volume which was offset in part by the reduction in Medicare Part D Program-related consulting and implementation activity compared to Q1 2006.

Recurring revenue was $17.9 million in Q1, up 44% compared to $12.4 million for the same period last year. Recurring revenue consisted of transaction processing revenue of $13.8 million, up 58% from $8.8 million for Q1 2006, and maintenance revenue of $4.1 million, up 11% from $3.7 million in Q1 2006. Overall, recurring revenue accounted for 74% of total revenue in Q1 2007, compared to 64% in Q1 2006.

Non-recurring revenue was $6.4 million in Q1 2007, compared to $6.9 million in the same period last year. Non-recurring revenue consisted of system sales revenue of $3.1 million, up 22% from $2.6 million last year, and professional service revenue of $3.3 million, down 24% from $4.4 million in Q1 2006.

Gross profit margin in Q1 2007 was 62% compared to 61% for the same period last year. Gross profit margin rose slightly due to an increase in higher margin transaction processing revenue resulting primarily from the launch of the Georgia Department of Community Health and Kroger Corporation contracts in January 2007.

Product development expenses were $2.9 million, or 12% of revenue, compared to $2.1 million, or 11% of revenue, in Q1 2006. Year-over-year, product development expenses rose primarily due to the redeployment of resources from certain integration and consulting projects to product development and the Company’s continued investment in the expansion of its suite of PBM services.

Selling, general and administrative (SG&A) expenses were $5.9 million, or 24% of revenue, compared with $3.9 million, or 20% of revenue, in Q1 2006. Year-over-year, SG&A expenses rose primarily due to personnel additions to support the Company’s rapid growth and an increase in public reporting costs resulting from the listing of SXC’s shares on NASDAQ.

Adjusted EBITDA1 for Q1 2007 was $6.3 million, or 26% of revenue, compared to $5.9 million, or 31% of revenue, for the same period of 2006. Higher adjusted EBITDA primarily reflects the significant increase in revenue and in particular, transaction processing revenue, partially offset by expense increases in product development and SG&A.

Income before income taxes was $5.4 million in Q1 2007, compared to $3.7 million in Q1 2006. In fiscal 2006, SXC incurred a blended tax rate of approximately 17%, while in fiscal 2007, the Company expects to be taxable at a rate between 30-33%.

SXC reported net income of $3.7 million, or $0.17 per share (fully-diluted), in Q1 2007 compared to net income of $5.6 million, or $0.31 per share (fully-diluted), for the same period last year. Net income in Q1 2006 included a non-cash $2.5 million future tax recovery that was recognized based on the Company’s ability to utilize a taxable benefit attributable to historical net operating losses and tax-related timing.

Liquidity and Resources
SXC has a strong balance sheet from which to pursue its growth initiatives. At March 31, 2007, the Company had cash and cash-equivalents of $77.0 million, compared with $70.9 million of cash and cash-equivalents at December 31, 2006. The $6.1 million improvement in the Company’s cash position was primarily the result of strong Q1 2007 cash flow from operations of $9.8 million, $0.8 million in cash flow from financing activities, partially offset by capital expenditures of $4.6 million, which were utilized to increase SXC’s transaction processing capacity and to complete the move of its head office and main processing center in Lisle, Illinois.

2007 Financial Guidance
SXC is reconfirming the previous guidance for fiscal 2007:
•	Consolidated revenue of $96 to $101 million
•	Adjusted EBITDA of $27 to $29 million
•	Pre-tax income of $22 to $24 million
•	For 2007, the Company expects to be taxable at a rate between 30-33%, compared to 17% in 2006, resulting in forecasted earnings per share (fully-diluted) of $0.69 to $0.73.

1Non-GAAP Financial Measures
SXC reports its financial results in accordance with Canadian generally accepted accounting principles (“GAAP”). SXC’s management also evaluates and makes operating decisions using various other measures. Two such measures are book of business and adjusted EBITDA, which are non-GAAP financial measures. SXC’s management believes that these measures provide useful supplemental information regarding the performance of SXC’s business operations.

Book of business is management’s estimate of the total revenue expected to be recognized over future periods generally not exceeding three years based on the existing portfolio of in-place contracts at a point in time. It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing, and maintenance contracts described as recurring revenues in the above discussion; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts, described as non-recurring revenues in the above discussion. SXC’s book of business at any time does not indicate demand for the Company’s products and services and may not reflect actual revenue for any period in the future.

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income taxes, depreciation, amortization, stock-based compensation, debt service, and certain other one-time charges. Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term. In addition, management believes it is useful to exclude stock-based compensation as this is not a cash expense. Lastly, debt service and certain other one-time charges (including lease termination charges and losses on disposals of capital assets) are excluded as these are not recurring items.

Management believes that adjusted EBITDA provides useful supplemental information to management and investors regarding the performance of the Company’s business operations and facilitates comparisons to its historical operating results. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company’s core operating results. Note however, that adjusted EBITDA is a performance measure only, and it does not provide any measure of the Company’s cash flow or liquidity. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP, and investors and potential investors are encouraged to review the reconciliation of adjusted EBITDA.

Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of adjusted EBITDA to net income is shown below:

	For the three months ended
	31-Mar-07	31-Mar-06
	(unaudited )	(unaudited )

Adjusted EBITDA	$6,284,580	$5,944,354

Depreciation and Amortization	(1,335,714)	(896,625)

Stock-based compensation	(403,912)	(478,857)

Net loss on disposal of asset	(133,489)	-

Lease termination	-	(757,815)

Other income (expense)	1,346	-

Interest income (expense), net	1,026,616	(93,323)

Income tax recovery (expense)	(1,707,292)	1,858,798

Net Income	$3,732,135	$5,576,532

Notice of Conference Call
SXC will host a conference call on May 3, 2007 at 8:30AM (ET) to discuss its first quarter 2007 financial results. Mr. Gordon S. Glenn, Chairman and CEO, will host the call. To participate on the call, please dial 416-644-3416 or 1-800-731-6941. A replay of the call can be heard by dialling 416-640-1917 or 1-877-289-8525 and entering the reference code 21227433. The taped call will be available until May 10, 2007.

A live audio webcast of the call will be available at www.sxc.com and www.newswire.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Systems Xcellence Inc.
SXC Health Solutions, Inc. is the U.S. subsidiary of Systems Xcellence Inc. and is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed-care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with other facilities in Scottsdale, Arizona; Warminster, Pennsylvania; Atlanta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan	Judith Sylk-Siegel
Chief Financial Officer	Investor Relations	Investor Relations - U.S.	Media Contact
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC	Rx Communications Group
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650	(917) 322-2164
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	jsylksiegel@rxir.com

SYSTEMS XCELLENCE INC.
Consolidated Balance Sheets

	(unaudited)
	March 31,	December 31,
	2007	2006
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents	$76,966,895	$70,943,380
Accounts receivable, net of allowance for doubtful accounts of $214,276 (December 31, 2006 - $214,276)	15,722,360	14,311,573
Unbilled revenue	2,573,132	1,975,765
Prepaid expenses	1,503,786	2,026,248
Inventory	283,242	260,234
Future tax asset	2,145,532	2,359,903
Total current assets	99,194,947	91,877,103

Capital assets	13,922,038	10,113,858

Goodwill and other intangible assets	26,845,147	27,241,147

Future tax asset	1,825,034	1,992,039

Total Assets	$141,787,166	$131,224,147

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$1,958,461	$654,976
Salaries and wages payable	2,592,900	4,183,314
Pharmacy benefit management rebates payable	2,521,673	1,172,801
Income taxes payable	2,271,057	594,274
Pharmacy benefit claim payments payable	5,719,492	2,963,719
Accrued liabilities	2,745,514	3,456,710
Deferred revenue	3,611,474	3,241,924
Total current liabilities	21,420,571	16,267,718

Deferred lease inducements	3,344,730	3,168,757
Deferred rent	557,565	297,608
Total liabilities	25,322,866	19,734,083

Shareholders' equity
Capital stock	101,067,404	99,839,769
Contributed surplus	4,432,927	4,418,461
Retained earnings	10,963,969	7,231,834
Total shareholders' equity	116,464,300	111,490,064

Total Liabilities and Shareholders' Equity	$141,787,166	$131,224,147

SYSTEMS XCELLENCE INC.
Consolidated Statements of Operations

	Three months ended
	March 31,
	2007	2006
	(unaudited)

Revenue:
Transaction processing	$13,832,360	$8,754,170
Maintenance	4,075,325	3,656,662
Professional services	3,304,681	4,372,418
System sales	3,109,580	2,553,903
Total revenue	24,321,946	19,337,153

Cost of revenue	9,262,388	7,605,479
Gross profit	15,059,558	11,731,674

Expenses:
Product development costs	2,886,124	2,105,361
Selling, general and administration	5,888,854	3,868,605
Depreciation and amortization	1,335,714	896,625
Lease termination	-	757,815
Stock-based compensation	403,912	478,857
	10,514,604	8,107,263

Income before the undernoted	4,544,954	3,624,411

Interest income	(1,057,538)	(483,801)
Interest expense	30,922	390,478
Net interest income	(1,026,616)	(93,323)

Loss on disposal of capital assets	133,489	-
Other income	(1,346)	-

Income before income taxes	5,439,427	3,717,734

Income tax expense (recovery):
Current	1,846,128	678,007
Future	(138,836)	(2,536,805)
	1,707,292	(1,858,798)

Net income	$3,732,135	$5,576,532

Earnings per share:
Basic	$0.18	$0.33
Diluted	$0.17	$0.31

Weighted average number of shares used in computing earnings per share:
Basic	20,552,304	16,951,083
Diluted	21,747,608	18,037,060

SYSTEMS XCELLENCE INC.
Consolidated Statements of Cash Flows

	Three months ended
	March 31,
	2007	2006
	(unaudited)

Cash flow from operations:
Net income	$3,732,135	$5,576,532
Items not involving cash, net of effects from acquisition:
Depreciation of capital assets	939,714	499,189
Amortization of intangible assets	396,000	397,436
Deferred lease inducements	(71,419)	-
Deferred charges- long-term debt	-	47,012
Net loss on disposal of capital assets	133,489	-
Stock-based compensation	403,912	478,857
Future tax asset	381,427	(2,536,805)
Cash received for lease inducement	-	757,815
Changes in working capital	3,904,113	(2,688,376)
Net cash provided by operations	9,819,371	2,531,660

Cash flow from investing activities:
Purchase of capital assets	(4,890,784)	(1,384,948)
Lease inducements received	247,442	-
Proceeds from disposal of capital assets	9,300	-
Net cash used in investing activities	(4,634,042)	(1,384,948)

Cash flow from financing activities:
Proceeds from exercise of options	838,186	81,997
Repayment of debt	-	(326,905)
Net cash provided by financing activities	838,186	(244,908)

Increase in cash and cash equivalents	6,023,515	901,804

Cash and cash equivalents, beginning of period	70,943,380	35,951,932

Cash and cash equivalents, end of period	$76,966,895	$36,853,736